December 14, 2012

Via EDGAR

Justin Dobbie

Legal Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AAR CORP.
Amendment No. 1 to Registration Statement on Form S-4
Filed December 5, 2012
File No. 333-185250 & -01 to -35

Dear Mr. Dobbie:

Reference is made to your comment letter dated December 11, 2012 relating to the above referenced Registration Statement on Form S-4 (the “Registration Statement”) of AAR CORP. (the “Company”) and subsidiary registrants.  In response to your letter, the Company and the subsidiary registrants have filed Amendment No. 2 to the Registration Statement.  The Company further provides the following responses in conjunction with the filing of the amendment.  For convenience, we have reproduced your comments in bold typeface and set forth the Company’s responses in regular typeface below the comment.

General

1.                                      We note that you are registering the offering of 7 ¼% Senior Notes due 2022 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

Response:

The Company has separately submitted today via EDGAR correspondence a supplemental letter stating that it is registering the exchange offer in reliance on the staff’s position contained in the Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1998), Morgan Stanley & Co., Inc., SEC No-Action Letter (June 5, 1991) (the “Morgan Stanley No-Action Letter”) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993) (the “Shearman & Sterling No-Action Letter”), and such letter includes the representations contained in the Morgan Stanley No-Action Letter and Shearman & Sterling No-Action Letter.

Exhibit 5.2

2.                                      It is inappropriate for counsel to expressly limit the scope of documents examined as counsel has done in paragraph 1.4. Please have counsel revise paragraph 1.4 by clarifying that it has examined all other documents it deems necessary to form its opinion or remove the limitation. Please have counsel revise section 1 of Exhibit 5.3, section A of Exhibit 5.4, and Exhibit 5.7 in this manner as well.

Response:

Counsel have revised the opinions filed as Exhibits 5.2, 5.3, 5.4 and 5.7 to the Registration Statement, in some cases to clarify that they have examined all other documents they deem necessary to form their opinion and in one case to remove the limitation.  The revised opinions have been filed with the amendment.

3.                                      It is inappropriate for counsel to assume that the resolutions have not been amended, revoked, or superseded and remain in full force and effect. Please have counsel revise assumption 5 in Schedule 1 accordingly. Please have counsel revise assumption 2.6 in Exhibit 5.3, assumption 14 in section B of Exhibit 5.4, and assumptions (b), (f), (i), and (j) of Exhibit 5.5 in this manner as well.

Response:

Counsel have revised the opinions filed as Exhibits 5.3, 5.4 and 5.5 to the Registration Statement to remove the assumptions the comment letter finds inappropriate.  The revised opinions have been filed with the amendment.

Exhibit 5.7

4.                                      Refer to paragraph C on page 4 of the opinion. The language in this paragraph represents an inappropriate limitation of the scope of counsel’s opinion. Please have counsel revise accordingly.

Response:

The revised opinion filed with the amendment as Exhibit 5.7 omits the limitation on scope that the comment letter finds inappropriate.

If you have any questions regarding this letter, please call me at (630) 227-2050 or Robert J. Minkus of Schiff Hardin LLP at (312) 258-5584.

Very truly yours,

/s/ Robert J. Regan
Robert J. Regan
Vice President, General Counsel and Secretary